CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent the use of our auditor's report dated March 26, 2025 with respect to the consolidated financial statements of Integra Resources Corp. and its subsidiaries (together, the "Company") as at December 31, 2024 and for each of the years in the two-year period ended December 31, 2024 included in the Company's Annual Report on Form 40-F being filed with the United States Securities and Exchange Commission.

We also consent to the incorporation by reference of such report in the Company's Registration Statements Nos. 333-242495 and 333-267507 on Form S-8 and in the Company's Registration Statement No. 333-276530 on Form F-10.

/s/ MNP LLP

Chartered Professional Accountants

March 26, 2025

Vancouver, Canada